UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

November 4, 2004

Xenova Group PLC
(Exact name of registrant as specified in its charter)

957 BUCKINGHAM AVENUE SLOUGH, BERKS UNITED KINDOM
(Address of principal executive offices)

000-23584
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / x /        Form 40-F  /   /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

   On November 4, 2004 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated November 4, 2004

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Xenova Group PLC (Registrant)
November 4, 2004 (Date)	/s/ DANIEL ABRAMS Daniel Abrams Finance Director

XENOVA - Third Quarter Results, 2004

Slough, UK, 4 November 2004 - Xenova Group plc (NASDAQ: XNVA; London Stock Exchange: XEN) today announced its results for the quarter ended 30 September 2004.

Quarterly Highlights

    TransMID(TM) - pivotal Phase III study in glioblastoma multiforme commenced and patient recruitment progressing

    TA-NIC - successful results from a second Phase I clinical trial of the anti-smoking therapy provided anecdotal indications of efficacy

    Canadian manufacturing facility sold to QSV Biologics for C$7.0m (£3.1m, $5.5m) completing the planned disposal programme

    Cash, short term deposits and investments £15.6m ($28.0m) (31 December 2003: £27.5m ($49.5m))

  Commenting, Chief Executive Officer, David Oxlade said: "This quarter has seen steady progress across the portfolio with the highlight being the commencement of the Phase III trial of TransMID(TM).  Patient recruitment is advancing with most clinical centres now up and running.  The positive initial results of TA-NIC's second Phase I study have provided further anecdotal evidence of efficacy in the treatment of nicotine addiction."

  Quarterly Review

  Development has continued throughout the quarter on the Group's prioritised programmes and corporate objectives, with the current status being:

  TransMID(TM)

  TransMID(TM) is Xenova's most advanced clinical product, for the treatment of progressive and/or recurrent non-resectable glioblastoma multiforme (the most common form of high-grade glioma or brain cancer).  Patient dosing for the Phase III clinical study began in July 2004 and recruitment is progressing.

  The Phase III trial will enrol up to 323 patients with non-resectable, progressive and/or recurrent glioblastoma multiforme who have failed conventional therapy.  The study is a randomised, open-labelled, multi-centre trial designed to compare TransMID(TM)against a number of presently used chemotherapeutic agents regarded as "best standard of care" (BSC).  The 323 patients will be randomised in a 2:1 ratio of TransMID(TM) to BSC across 50 centres - 25 in the EU, 21 in the US and 4 in Israel.

  TransMID(TM) is pumped directly into the brain tumour using Convection Enhanced Delivery (CED) - licensed from the National Institutes of Health in the US.  CED enhances the distribution of TransMID(TM) through the tumour mass, producing high local concentrations of the drug and reducing systemic side effects.  This also has the benefit of circumventing the usual obstacles present in drug delivery to the brain caused by the blood brain barrier.

  In an earlier Phase II study involving 44 patients, a 50% or greater reduction in tumour volume was noted in 35% of evaluable patients.  In this study, median survival for patients receiving TransMID(TM) on an intent to treat (ITT) basis was approximately 37 weeks.  This compares to a historical average life expectancy of approximately 26 weeks for patients being treated with BSC, as determined from the literature.

  TransMID(TM) is licensed to Nycomed Danmark ApS in Europe, Sosei Co Ltd in Japan, Medison Pharma Ltd in Israel and Ranbaxy Laboratories Limited in India.  Xenova retains all rights to countries outside these territories including North America.

  Novel DNA Targeting Agents

  This programme consists of three compounds being developed for the treatment of solid tumours, two of which are in Phase I, XR5944 and XR11576.

  In late September a paper was published in the British Journal of Cancer relating to the first Phase I study of XR11576, an oral DNA targeting agent.  The objectives of this Phase I study were to:

    Assess the dose-limiting toxicities (DLT)

    Determine the maximum tolerated dose (MTD)

    Describe the pharmacokinetics of XR11576

  The trial was conducted in patients with advanced solid tumours with the drug administered orally on days 1-5 every three weeks.  In all, 21 patients received a total of 47 courses of treatment.  The MTD was reached at 180mg/day, with diarrhoea and fatigue identified as the DLT.  Four patients experienced stable disease for periods of 12-30 weeks.  Alternative regimens are currently being explored in a second Phase I setting.

  During the period, drug candidate XR5944 has continued in Phase I studies.

  Millennium Pharmaceuticals Inc has commercial rights to this programme in North America in return for funding the clinical development programme and Xenova retains commercial rights to the rest of the world.

  XR303

  XR303 is a radioimmunotherapy product targeted at late stage pancreatic cancer.  Following encouraging results from a Phase I imaging study in colorectal cancer patients, XR303 is now undergoing a Phase I/II clinical trial in patients with pancreatic cancer which is expected to complete in 2005.

  On 22 October 2004, XR303 was the subject of a presentation by The Royal Liverpool and Broadgreen University Hospitals at the 10th Conference on Cancer Therapy with Antibodies and Immunoconjugates in Princeton, US.  The presentation provided an update on the on-going clinical trial in pancreatic cancer with seven patients recruited in total.

  Xenova retains all rights to XR303.

  Tariquidar

  Tariquidar, discovered by Xenova, is a potent small-molecule inhibitor of the P-glycoprotein pump, designed to treat multi-drug resistance (MDR) in cancer.  Following the cessation of the Phase III clinical trial in early 2003, the National Cancer Institute (NCI) in the US has continued to undertake exploratory clinical trials using tariquidar in combination with different cytotoxic drugs, including a Phase II study in patients with recurrent, metastatic, or primary unresectable adrenocortical cancer.

  Xenova will review the future development prospects of tariquidar once the NCI reports on the results of the above three trials.  Xenova is not providing funding for any of the NCI trials.  An existing development and North American marketing agreement exists between Xenova and QLT Inc for the tariquidar programme.

  TA-CD

  TA-CD, Xenova's treatment for cocaine addiction, is undergoing a Phase IIa administration study designed to evaluate the effect of TA-CD on behavioural changes associated with cocaine administration under laboratory conditions.  Results of this trial are expected in 2005.  Results of two dose escalation Phase II studies (relapse prevention study and abstinence initiation study) of TA-CD were reported in June showing that the maximum mean antibody response occurred between 70 and 90 days post vaccination, with cocaine-specific antibodies persisting for at least six months.

  Three quarters (75%) of the relapse prevention group maintained abstinence from cocaine use during the 12 week study duration with 100% relapsing after 12 months when antibody levels had dropped.  In the abstinence initiation group, 58% achieved and maintained abstinence during the 12-week study period and 42% continued to be cocaine free after six months.

  The authors also reported that the likelihood of using cocaine decreased in those subjects who received a more intense vaccination schedule and as a result were observed to produce higher levels of anti-cocaine antibodies.  88% of subjects from one study and 63% from the other, who relapsed within six months, reported a reduction in the euphoric effects of cocaine.

  A randomised, placebo-controlled Phase IIb study of TA-CD in up to 132 patients is underway with recruitment in progress.  The primary objective of this study is to determine the efficacy of TA-CD in methadone-dependent cocaine addicts seeking treatment for cocaine abuse, and to determine the appropriate end points for a Phase III trial.

  The National Institute on Drug Abuse is supporting these studies but Xenova retains all commercial rights to TA-CD.

  TA-NIC

  Initial results of the second Phase I clinical trial of TA-NIC, a product being developed for the treatment of nicotine addiction, were announced during the quarter on 14 July 2004.  These results showed that there were no drug-related serious adverse events in any of the three cohorts with minimal injection-site effects seen at the dose selected for Phase II/III studies.

  The anti-nicotine antibody responses were dose dependent and at the selected dose, an improved anti-nicotine antibody response profile was observed compared to the lowest dose tested.  The data showed that the level of anti-nicotine antibodies obtained with the chosen dose was approximately double that seen at the low dose.  There was also a faster rise and more rapid onset of anti-nicotine antibody response.

  Although not designed to test the effect of TA-NIC on smokers' quit rates, there was a clear reduction across all groups receiving the vaccine in terms of those smokers who voluntarily quit during the 12-week period or self-reported a reduction in smoking pleasure compared to those receiving the placebo.

  Final results of this study are expected by the end of 2004 and commencement of a rolling Phase II/III study is expected in 2005.  Xenova retains all commercial rights to TA-NIC.

  OX40

  OX40 is a platform technology capable of producing multiple drug candidates targeting cancer, autoimmune and other diseases where the immune system is involved.  In 2003, a research group at Imperial College demonstrated that by blocking the OX40-OX40 ligand (OX40L) interaction (down-regulation), symptoms of influenza could be alleviated without affecting the ability to clear the virus.  In contrast, the use of agents such as OX40L-IgG that bind to OX40 and up-regulate the immune response, has been shown to be effective at promoting anti-tumour responses in a number of cancer models.

  Xenova retains all rights for the use of OX40 in up-regulation whilst Genentech Inc and UCB Pharma (previously Celltech Group plc and part of UCB Group SA) have rights for down-regulation of the immune system.

  Corporate Events

  During the quarter, Xenova announced the disposal of its manufacturing facility in Edmonton, Canada, to QSV Biologics Ltd (QSV) for C$7.0 million (£3.1 million, $5.5 million).  The sale concluded the planned disposals and cost reduction programme announced at the time of the acquisition of KS Biomedix Holdings plc.

  The proceeds of the Edmonton facility, together with the disposal announced in January 2004 of surplus facilities in Farnham, UK, amount to a total of £3.9 million ($7.0 million).  In addition, in April 2004, a 10 year lease agreement was signed with Genzyme Limited for vacant space in Xenova's facilities on the Cambridge Science Park, UK.

  Financial Summary

  Operating Performance

  In the nine months to 30 September 2004, the Group's revenues recognised from licensing agreements, strategic partnerships and manufacturing outsourcing were £3.8m ($6.9m) (2003: £6.9m ($12.4m)).

  Revenue included £2.1m ($3.7m) recognised under the revenue recognition policy in respect of the tariquidar licensing agreement with QLT and the OX40 licensing agreement with Genentech Inc.  £0.5m ($1.0m) was also recognised in respect of the milestone due from Nycomed Danmark ApS for the first patient treated in the TransMID(TM)trial.  Contract development revenue of £0.5m ($0.9m) arose in respect of the Millennium Pharmaceuticals Inc collaboration on the DNA targeting agents and manufacturing revenue was £0.7m ($1.3m).

  Total net operating expenses for the nine months ended 30 September 2004 were £17.1m ($30.8m) (2003: £18.8m ($33.8m)). Excluding the exceptional reorganisation costs to 30 September 2003 of £3.4m ($6.0m), the impact of increased goodwill amortisation charges in 2004 and the costs of discontinued operations, net operating expenses in the period to 30 September 2004 were 3% lower than the prior year.

  Research and development expenditure for the nine months ended 30 September 2004 were £11.9m ($21.4m) (2003: £11.7m ($21.1m)).  R&D expenditure, excluding the costs of discontinued operations, was £10.7m ($19.3m) which is 9% lower than the prior year.  This reduction is mainly due to a fall in the costs of the DNA targeting agents programme in the period.  Expenditure was incurred primarily in respect of the TransMID(TM)programme, the Phase I/II dose escalation trial of XR303, and the vaccines of addiction programmes including the second Phase I study in TA-NIC.  The development costs under the Millennium license agreement of £0.5m ($0.9m) have been recovered as in previous periods.

  Total administrative expenditure for the nine months to 30 September 2004 of £5.8m ($10.4m) (2003: £7.4m ($13.3m)) included £1.6m ($2.9m) in respect of goodwill amortisation related to the acquisitions of Cantab Pharmaceuticals plc (Cantab) and KS Biomedix Holdings plc (KS Biomedix).  Administrative expenses, excluding the costs of discontinued operations, amortisation of goodwill and exceptional reorganisation costs were £3.8m ($6.9m) (2003: £3.1m ($5.6m)).  The subletting of vacant space in Slough and Cambridge reduced net expenses in the period by £0.5m ($1.0m) (2003: £0.3m ($0.6m)).

  The increase in investment income recorded for the period compared with the prior year reflects the higher average cash and liquid resources balances held following the fundraising in December 2003 and the impact of higher interest rates.  The R&D tax credits recoverable for the nine months have increased to reflect the impact of the KS Biomedix acquisition and the revised impact of the reorganisation announced in June 2003.

  The net loss per share for the nine months to 30 September 2004 was 2.7p (2003: 6.1p).

  Cash, Short-Term Deposits and Investments

  Cash, short-term deposits and investments at 30 September 2004 totalled £15.6m ($28.0m) (31 December 2003: £27.5m ($49.5m)).  The Group held cash of £2.2m ($4.0m) and short-term deposits and investments of £13.4m ($24.0m) at 30 September 2004 (31 December 2003: cash £12.1m ($21.7m), short-term deposits and investments £15.4m ($27.8m)).

  Included in short-term deposits and investments is an investment in Cubist Pharmaceuticals Inc. As at 30 September 2004 the share price was $9.88 valuing the investment at £0.4m ($0.6m).

  Share Capital

  The number of shares in issue stood at 431.5 million as at 30 September 2004.

  The Directors do not currently propose a dividend for 2004 (2003: nil).

  Sale of Edmonton Facility

  On 3 September 2004, Xenova announced the completion of the sale of its manufacturing facility based in Edmonton, Canada, to QSV Biologics Limited for C$7.0m (£3.1m, $5.5m).  The consideration comprises C$5.0m payable in cash on completion and C$2.0m deferred in two equal secured promissory notes maturing 12 and 18 months following completion.  Xenova has also agreed terms for a manufacturing and supply contract for TransMID(TM) with the purchaser.  The disposal resulted in 30 employees transferring from Xenova to the purchaser.  The Directors estimate that the annualised reduction in net operating expenses as a result of the disposal, ignoring the impact of the manufacturing contract, will be approximately £1.8m ($3.2m).  Net assets disposed as part of the transaction amounted to C$6.7m (£2.9m, $5.3m).

  Consolidated Profit and Loss Account

  for the periods ended 30 September 2004  (unaudited)

	Three months ended			Nine months ended
	30 Sept 2004 $000	30 Sept 2004 £000	30 Sept 2003 £000	30 Sept 2004 $000	30 Sept 2004 £000	30 Sept 2003 £000

Turnover (including share of joint ventures)
Continuing operations	1,132	629	2,735	6,989	3,883	6,893
Discontinued operations	-	-	-	-	-	-
Less: share of joint ventures revenue	(3)	(2)	(3)	(106)	(59)	(8)
Turnover	1,129	627	2,732	6,883	3,824	6,885

Operating expenses
Research and development costs
Continuing operations	(6,754)	(3,752)	(3,625)	(19,280)	(10,711)	(11,729)
Discontinued operations	(725)	(403)	-	(2,111)	(1,173)	-
	(7,479)	(4,155)	(3,625)	(21,391)	(11,884)	(11,729)

Administrative expenses
Continuing operations	(2,253)	(1,252)	(1,068)	(6,888)	(3,827)	(3,102)
Continuing operations: exceptional reorganisation costs	-	-	(1,319)	-	-	(3,355)
Continuing operations: amortisation of goodwill	(850)	(472)	(335)	(2,873)	(1,596)	(919)
	(3,103)	(1,724)	(2,722)	(9,761)	(5,423)	(7,376)

Discontinued operations	(108)	(60)	-	(542)	(301)	-
Total administrative expenses	(3,211)	(1,784)	(2,722)	(10,303)	(5,724)	(7,376)

Other operating income	378	210	132	961	534	330

Total net operating expenses	(10,312)	(5,729)	(6,215)	(30,733)	(17,074)	(18,775)

Group operating loss
Continuing operations	(8,350)	(4,639)	(3,483)	(21,197)	(11,776)	(11,890)
Discontinued operations	(833)	(463)	-	(2,653)	(1,474)	-
	(9,183)	(5,102)	(3,483)	(23,850)	(13,250)	(11,890)

Share of operating (loss) of joint ventures	(50)	(28)	(77)	(97)	(54)	(191)

Total operating loss: Group and share of	(9,233)	(5,130)	(3,560)	(23,947)	(13,304)	(12,081)
joint ventures

Loss on disposal of discontinued operations	(96)	(53)	-	(96)	(53)	-

Loss on ordinary activities before interest	(9,329)	(5,183)	(3,560)	(24,043)	(13,357)	(12,081)

Interest (net)	364	202	66	1,136	631	331
Amounts written (off)/back on investments	(58)	(32)	36	(157)	(87)	162

Loss on ordinary activities before taxation	(9,023)	(5,013)	(3,458)	(23,064)	(12,813)	(11,588)

Tax on loss on ordinary activities	642	357	242	1,964	1,091	549

Loss on ordinary activities after taxation	(8,381)	(4,656)	(3,216)	(21,100)	(11,722)	(11,039)

Loss per share (basic and diluted)	(1.9c)	(1.1p)	(1.6p)	(4.9c)	(2.7p)	(6.1p)

Shares used in computing net loss per share
(thousands)	431,524	431,524	197,596	431,524	431,524	182,221

  US Dollar amounts have been translated at the closing rate on 30 September 2004 (£1.00: $1.80) solely for information.

  Condensed Consolidated Balance Sheet (unaudited)

	Unaudited As at 30 September 2004 $000	Unaudited As at 30 September 2004 £000	Unaudited As at 31 December 2003 £000

Cash, short-term deposits and investments	28,002	15,557	27,507

Other current assets	12,593	6,996	4,331

Fixed assets (including goodwill)	39,825	22,125	27,169

Total assets	80,420	44,678	59,007

Current liabilities (including provisions &
deferred income)	13,775	7,653	10,673

Shareholders' equity	66,645	37,025	48,334

Total liabilities and shareholders' equity	80,420	44,678	59,007

  US Dollar amounts have been translated at the closing rate on 30 September 2004 (£1.00: $1.80) solely for information.

  Notes to the Statement

  Basis of Preparation

  These unaudited statements, which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, have been prepared using the accounting policies set out in the Group's 2003 Annual Report and Accounts. The 2003 Annual Report and Accounts received an unqualified auditor's report and have been delivered to the Registrar of Companies.

  There have been no changes to the Group's accounting policies in 2004.

  Going Concern

  Xenova is an emerging pharmaceutical business and as such expects to absorb cash until products are commercialised.  The Directors have a reasonable expectation that the Group has, or can reasonably expect to obtain, adequate cash resources in order to enable it to continue in operational existence for the foreseeable future, and have therefore prepared the financial statements on the going concern basis.

  Xenova Group plc is a UK-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy.  The Company has a broad pipeline of products in clinical development, including three cancer programmes:  its lead product TransMID(TM), for the treatment of high-grade glioma, is in Phase III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications.  Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively.  Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova employs approximately 75 people throughout its sites in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN)

  For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk.

  For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about our ability to integrate acquired businesses and realize cost savings from integration, and the discovery, development and commercialization of products and the ability to raise finance. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: unexpected costs and delays in integrating acquired businesses into our group, adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors.  For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission.  We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

  To view the full press release including financial tables, please click on the link provided.  http://hugin.info/133161/R/967327/140910.pdf

  Contacts:

  Xenova Group plc
  +44 (0)1753 706600
  David A Oxlade, Chief Executive Officer
  Daniel Abrams, Finance Director
  Veronica Cefis Sellar, Head of Corporate Communications

  UK - Financial Dynamics
  +44 (0)20 7831 3113
  David Yates
  Ben Atwell

  US - Trout Group/BMC Communications
  +1 212 477 9007
  Media: Brad Miles
  Investors: Lee Stern